Mail Stop 4561

March 27, 2008

VIA USMAIL and FAX (212) 297 - 0375

Mr. James S. Lusk
Executive Vice President and Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

> **Re: ABM Industries Incorporated**
> **Form 10-K as of October 31, 2007**
> **Filed on December 21, 2007**
> **File No. 001-08929**

Dear Mr. James S. Lusk:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Van Doorn
                                        Senior Assistant Chief Accountant